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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)(1)

CIBER, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

17163B102
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☐
Rule 13d-1(c)

☒
Rule 13d-1(d)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 17163B102	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Bobby G. Stevenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
	(See Instructions)			(b) ☐
N/A

3.	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		5	SOLE VOTING POWER 6,820,178
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 0
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER 6,820,178

		8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,820,178

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 10.9% See footnote 3 to Item 4

12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a) Name of Issuer:

        CIBER, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

  5251 DTC Parkway, Suite 1400
  Greenwood Village, CO 80111

Item 2(a) Name of Person Filing:

        Bobby G. Stevenson

Item 2(b) Address of Principal Business Office or, if none, Residence:

  5251 DTC Parkway, Suite 1400
  Greenwood Village, CO 80111

Item 2(c) Citizenship:

        United States

Item 2(d) Title of Class of Securities:

  Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

        17163B102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable

  (a)
  ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b)
  ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)
  ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d)
  ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)
  ☐    An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

  (f)
  ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

  (g)
  ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

  (h)
  ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i)
  ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)
  ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		6,820,178	(2)
(b)	Percent of Class:		10.9	%(3)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote	6,820,178
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	6,820,178
	(iv)	Shared power to dispose or to direct the disposition of	0

(2)
Includes shares held by the 1998 Bobby G. Stevenson Revocable Trust and the Bobby G. Stevenson Revocable Trust, of which trusts Mr. Stevenson is the Settlor, Trustee and Beneficiary. Excludes 55,000 shares of Common Stock held in the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership.

(3)
Based on 62,541,945 shares of Common Stock outstanding as of December 31, 2004.

        Instruction:    For computations regarding securities which represent a right to acquire an underlying security, see § 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

        Not applicable

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

        Instruction:    Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable

Item 8. Identification and Classification of Members of the Group:

        Not applicable

Item 9. Notice of Dissolution of Group:

        Not applicable

Item 10. Certification:

        Not applicable

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

/s/ BOBBY G. STEVENSON Bobby G. Stevenson

Attention: Intentional misstatements or omission of fact constitute Federal criminal violations (See 18 U.S.C 1001)

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  Item 1(a) Name of Issuer
  Item 1(b) Address of Issuer's Principal Executive Offices
  Item 2(a) Name of Person Filing
  Item 2(b) Address of Principal Business Office or, if none, Residence
  Item 2(c) Citizenship
  Item 2(d) Title of Class of Securities
  Item 2(e) CUSIP Number
  Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8. Identification and Classification of Members of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE